

May 26, 2009

Mr. Andres Gutierrez
President and CEO
La Cortez Energy, Inc.
Calle 67 #7-35
Oficina 409
Bogota, Colombia

   Re: **La Cortez Energy, Inc.**
      Form 8-K, Item 4.02
      Filed April 10, 2009
      File No. 333-138465

Dear Mr. Gutierrez:

   We issued comments to you on the above captioned filing on April 17, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 2, 2009, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by June 2, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Sandy Eisen at 202-551-3864 if you have any questions.

        Sincerely,

        Chris White
        Branch Chief